Exhibit 99.2

30 months Turnaround
2002 – 2004

Vivendi Universal has successively achieved a
turnaround of its businesses and built the foundation for
future growth

     1) Reduction in financial net debt

     2) Improvement of results

     3) Strengthening corporate governance and management

     4) Pro-active management of the turnaround process

     5) A new era

1. Reduction in financial net debt

On December 31, 2001:	€37.1 billion.
On June 30, 2002:	€35.1 billion.
On December 31, 2002:	€12.3 billion.
On December 31, 2003:	€11.6 billion, after paying €4 billion for BT’s stake in Cegetel.
On December 31, 2004:	€3.1 billion, after the disposal of VUE and before taking a 16% additional stake in Maroc Telecom.

2. Improvement of results

Net Income (loss):

On December 31, 2001:	-	€13.6 billion.
On June 30, 2002:	-	€12.3 billion.
On December 31, 2002:	-	€23.3 billion.
On December 31, 2003:	-	€1.1 billion.
On December 31, 2004:	+	€754 million.

Adjusted net income (loss):

On December 31, 2001:	-	€99 million.
On June 30, 2002:	+	€173 million.
On December 31, 2002:	-	€514 million.
On December 31, 2003:	+	€349 million.
On December 31, 2004:	+	€1.380 million.

A turnaround starts a new era for Vivendi Universal.

3.	Strengthening corporate governance and management

Since July 2002, the Board of Directors of Vivendi Universal has been profoundly reshaped:

13 Directors have left the Board, and eight Directors have joined: Jean-René Fourtou, Claude Bébéar, Gérard Kleisterlee, Fernando Falco, Gérard Brémond, Bertrand Collomb, Paul Fribourg, Gabriel Hawawini, Pierre Rodocanachi and Karel Van Miert.

The Board, now more streamlined, has today 12 members, ten are independent, and five are not of French nationality. The Board held ten meetings in 2003 and eight in 2004.

New corporate governance rules were introduced during the summer of 2002, regarding the function of the Board of Directors, the role and responsibilities of the holding company, management and control procedures, compensation arrangements.

The Board has adopted procedural rules that outline the procedures it will follow and places the management and supervision of the company within the framework of the most recent regulations on corporate governance (Loi sur la Sécurité Financière, Sarbanes-Oxley Act).

The Board has set up four committees, which report to it in an advisory capacity. Each committee prepares the Board’s decisions on matters within its purview:

•	The Strategy and Finance Committee: strategy, disposal and acquisition of assets, significant financial operations, debt and cash management.

•	The Audit Committee: examination of the financial statements, accounting practices, internal auditing.

•	The Human Resources Committee: hiring and remuneration (compensation?) of corporate officers and top managers, awarding of stock options

•	The Corporate Governance Committee: selection of Directors and consideration of their independent status, functioning of the Board and its committees, application of the principles of corporate governance.

A tightly-knit and experienced team.

Under the leadership of Jean-René Fourtou, who was appointed Chairman and CEO of VU on July 3, 2002:

•	Jean-Bernard Lévy, Chief Operating Officer (appointed August 13, 2002),

•	Jacques Espinasse, Executive Vice-President, Chief Financial Officer (appointed July 17, 2002),

•	Robert de Metz, Executive V-P, in charge of disposals, mergers and acquisitions (appointed September 2, 2002),

•	René Pénisson, Chairman of Vivendi Universal Games and Director of Human Resources of Vivendi Universal (appointed September 24, 2002),

•	Jean- François Dubos, Company Secretary,

•	Michel Bourgeois, Director of Corporate Communication (appointed July 3, 2002),

•	Régis Turrini, Director of Mergers and Acquisitions (appointed January 8, 2003),

•	Abdeslam Ahizoune, Chairman of Maroc Telecom,

•	Frank Esser, Chairman and CEO of SFR (appointed December 13, 2002),

•	Bertrand Méheut, Chairman and CEO of Canal+ Group (appointed February 6, 2003),

•	Doug Morris, Chairman of Universal Music Group.

Management Committees Created

Since the summer of 2002, management committees by business sector were put into place. On a monthly basis, the management committees meet to review together priorities for each business sector. The committees are comprised of members of VU management and business units management.

Changes to the structure of corporate governance

Vivendi Universal intends to change the company’s governance structure by setting up a Management Board and a Supervisory Board.

Subject to this proposal’s approval by the Ordinary and Extraordinary AGMs on April 28, 2005, the Supervisory Board will be chaired by Jean René Fourtou and its members will be mainly composed of the current Board of Directors.

The Management Board will be chaired by Jean-Bernard Lévy and will have the following members: Abdeslam Ahizoune (Maroc Telecom), Jacques Espinasse (Executive V-P, CFO of Vivendi Universal), Frank Esser (Groupe SFR-Cegetel), Bertrand Meheut (Groupe Canal+), Doug Morris (Universal Music Group) and René Pénisson (Vivendi Universal Games and Director of Human Resources of Vivendi Universal).

Jean-François Dubos, General Counsel will serve as Secretary to both the Supervisory Board and the Management Board.

Robert de Metz, Senior Executive Vice-President, in charge of divestments and acquisitions, will lead also the new Strategy and Development Department.

The top staff and line management of the Group will therefore form a cohesive and responsible management team working towards commonly defined goals. This will allow pursuit of current dynamics and add value to each business and the group as whole.

This structure will further strengthen the corporate governance of VU.

4.	Pro-active management of the turnaround process

Major strategic decisions:

New strategy for Canal+: priority on focus and profitability
Disposal of publishing, Internet and non-core assets (Echostar, ...)
Purchase of BT’s stake in SFR-Cegetel
Disposal of Veolia Environnement stake
Disposal of VUE and InterActiveCorp stock and acquisition of a 20% interest in NBC Universal
Application for and grant of the Consolidated Global Profit tax system (Bénéfice Mondial Consolidé -BMC)
Acquisition of 16% additional stake in Maroc Télécom
Decision not to dispose of VUG followed by the implementation of vigorous measures for a company turnaround
Strengthening of corporate governance and adoption of a two-tier Board structure (Management Board and Supervisory Board)
Dividend payment in 2005 in respect of the 2004 financial year, for the first time since 2002

Disposals

Since July 2002, VU has disposed of approximately € 22 billion worth of assets (over more than 80 transactions):

Examples:

H2 2002: Lagardère stock, Servette de Genève, balance of BtoB/Health Care, Houghton Mifflin, VUP, Vizzavi, Vinci, Venice real estate, Echostar, Sithe US, Falcon, Monégasque des Ondes, Eaux de Bucarest, Veolia Environnement, ...

2003: Canal + Technologies, Telepiù, Expand animation, Canal+ Nordic, Canal+ Walonia and Flanders, USAi warrants, Spencer Gifts, UCP 10 real estate, Pressplay, Express-Expansion, Comareg, Fixot, Hungary Telecom, Egypt Telecom, Flipside, iFrance, Viventures, AlloCiné Cinéstore, e-Music, MP3.com, Moviso, Sithe Asia, Gulfstream V et IV, Falcon 900, Eaux de Gênes, Four Seasons restaurant, Générale de Santé, art collection...

2004: 15% of Veolia Environnement, 80% of VUE, Sportfive, InterActiveCorp, NC Numéricable, Kencell, Monaco Telecom, UCI, Canal+ Head office, Cèdre and Egée tower blocks, Viva Media, Keolis, Expand, Aeroservices, Dial, Britannia, Knowledge Adventures, Quirat+, Canal+ Netherlands, Château de Méry sur Oise, Babelsberg...

Acquisitions

Since July 2002, VU has acquired approximately €11 billion worth of assets, most significantly:
26% of SFR Cegetel (January 2003, €4 billion),
20% of NBCU (May 2004, estimated cost of € 4.9 billion),
16% of Maroc Telecom (January 2005, €1.1 billion),
Other: Telecom Développement, DreamWorks Music, Trema,...

Over the same period, capital expenditures amounted to € 5.3 billion.

Financial restructuring

During the second half of 2002, rating agencies downgraded VU to “junk” status. Moody’s lowest grade for VU was B1 (equivalent B+) and Standard & Poor’s B+.

VU graduated to “investment grade” once again in October 2004, consequently regaining market confidence.

Standard & Poor’s now grades VU BBB- with positive outlook, Moody’s Baa with stable outlook and Fitch BBB with stable outlook.

Since July 2002, VU restructured approximately € 22 billion of debt and reduced its outstanding debt from € 35.1 billion to € 3.1 billion.

Today the average debt of the group costs less than 4% and has an average maturity of 3.4 years.

5.	A new era

Different and complementary business with strong potential:

Driven by technology and innovation;
Pioneering a new digital distribution revolution and creating new opportunities for each business;
Key shared ‘know-how’: content digitization, subscription management, management of intellectual property rights.

First class assets and leading brands

VU is among the leaders in its different markets:

Canal+

•	Leading pay TV network in France.

•	Leading satellite platform in France.

•	3rd largest movie library worldwide.

UMG

•	World’s leading music company,

VUG

•	N° 1 worldwide for online games.

SFR Cegetel

•	2nd largest operator of fixed line and mobile telecommunications in France.

Maroc Telecom

•	Leading telecom operator in Morocco.

Significant progress in each business

Canal+

•	Positive operating income since 2003, for the first time since 1996.

•	Net increase in subscriptions to the premium TV channel in 2004 for the first time since 2000.

•	Broader appeal, with:

•	Exclusive rights to League 1 soccer in France

•	Agreements with the French movie industry

•	Agreements with U.S. studios

•	DSL, TNT (digital TV).

UMG

•	Revenue rose in 2004 for the first time since 2000.

•	Operating income rose in 2004 for the first time since 2000.

•	Participation in the rollout of new, legal forms of digital distribution.

•	Vigorous action against piracy and illegal copying.

•	Increase in market share in a difficult market, n°1 before Sony-BMG.

•	Unique roster of artists. Eminem (latest album sold 9 millions copies in 2004), U2 (latest album sold 8.4 million copies in 2004).

VUG

•	Major change in product development: fewer games but more blockbusters.

•	Q4 revenue up for the first time since 2002.

•	Record sales for “Half Life 2” and “World Of Warcraft” since launch.

•	The success of “World of Warcraft”, with hundreds of thousands of subscriptions, could be the start of a whole new market for the videogames industry.

SFR Cegetel

•	Double-digit growth of operating income for the past two years.

•	First operator to launch 3G.

•	Leader in technology innovation.

•	Synergies with Vodafone.

•	Growth of DSL.

     Maroc Telecom

•	Double-digit revenue growth in 2004.

•	Steady growth of operating income and cash flow over the past two years.

•	Increase in market penetration.

NBC Universal

•	Offering value to VUE and securing its future.

•	Value creation and dividend generating partnership.

•	One of the most profitable U.S. media companies.